UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

MINDSPEED TECHNOLOGIES, INC.

(Name of Subject Company)

MICRO MERGER SUB, INC.

(Offeror)

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

602682205

(CUSIP Number of Class of Securities)

John Croteau

President and Chief Executive Officer

M/A-COM Technology Solutions Holdings, Inc.

100 Chelmsford Street

Lowell, Massachusetts 01851

(978) 656-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Jason Day

Jeffrey A. Beuche

Perkins Coie LLP

1900 Sixteenth Street, Suite 1400

Denver, Colorado 80202

(303) 291-2300

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$265,483,403.55	$34,195

(1)	Estimated solely for purposes of calculating the amount of the filing fee. The transaction valuation was calculated by adding the sum of (1) 43,343,199 outstanding shares of common stock, par value $0.01 per share (“Shares”), of Mindspeed Technologies, Inc. (“Mindspeed”), (2) 561,992 Shares subject to issuance pursuant to outstanding options exercisable under Mindspeed’s equity plans (other than Mindspeed’s Directors Stock Plan (“Directors Plan”)), (3) 200,000 Shares subject to issuance pursuant to outstanding options and other equity awards under the Directors Plan which will accelerate in connection with the transaction, (4) 260,651 Shares reserved for issuance under the Mindspeed’s Amended and Restated Employee Stock Purchase Plan, and (5) 8,205,129 Shares issuable upon the conversion of Mindspeed’s 6.75% Convertible Senior Notes due 2017, with such sum multiplied by the offer price of $5.05 per Share. The foregoing share figures have been provided by Mindspeed to the offerors and are as of November 15, 2013, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction value by .0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $34,195	Filing Party: M/A-COM Technology Solutions Holdings, Inc.
Form of Registration No.: Schedule TO	Date Filed: November 19, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by M/A-COM Technology Solutions Holdings, Inc., a Delaware corporation (“MACOM”), and Micro Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of MACOM, with the Securities and Exchange Commission on November 19, 2013 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Mindspeed Technologies, Inc., a Delaware corporation (“Mindspeed”), at a price of $5.05 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2013 (as it may be amended or supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference in response to Items 1 through 9 and Item 11 in the Schedule TO.

This Amendment is being filed to amend and supplement Items 5, 6, 11 and 12 as provided below.

Item 5, Item 6 and Item 11.

Items 5, 6 and 11 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth in Section 11 of the Offer to Purchase entitled “The Merger Agreement; Other Agreements” is hereby amended and supplemented by adding the following text to the end of the section:

“Non-Competition and Non-Solicitation Agreement with Preetinder Virk

Prior to the completion of the Merger, Mindspeed, MACOM and Preetinder Virk, Senior Vice President and General Manager, Communications Processors of Mindspeed, expect to enter into a Non-Competition and Non-Solicitation Agreement (the “Virk Agreement”). The Virk Agreement is contingent upon the Effective Time, and if the Effective Time does not occur, the Virk Agreement will be null and void. The Virk Agreement requires that Mr. Virk not compete, directly or indirectly, with Mindspeed, MACOM or any of their affiliates in a defined business area during the Restricted Period with respect to the Business or be employed or connected with any competitor during the Restricted Period. Additionally, during the Restricted Period, Mr. Virk may not solicit customers or former customers or employees or contractors of Mindspeed, MACOM or any of their affiliates. Pursuant to the Virk Agreement, Mr. Virk also releases Mindspeed, MACOM and their respective affiliates from all claims from the beginning of time through the date of the Virk Agreement, including any claims based on Mr. Virk’s employment with Mindspeed. In consideration of the release and covenants made by Mr. Virk in the Virk Agreement, MACOM will pay to Mr. Virk $630,000, less applicable taxes and withholdings, within 14 days following the Effective Time, which payment will be in addition to the proceeds Mr. Virk will receive in exchange for his sale of Shares in the Offer (including any Shares subject to equity awards with are accelerated prior to the Effective Time).

The foregoing summary of the Virk Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Virk Agreement, a copy of which is filed as Exhibit (d)(7) to the Schedule TO, which is incorporated herein by reference.

Employment Offer Letter with Preetinder Virk

MTS and Mr. Virk entered into an offer of employment, dated December 11, 2013 (the “Virk Offer Letter”), that will become effective as of the Effective Time. The Virk Offer Letter does not have a term and provides for at-will employment. The Virk Offer Letter will supersede Mr. Virk’s employment agreement with Mindspeed.

Pursuant to the terms of the Virk Offer Letter, Mr. Virk will receive an annual base salary of $315,000. Mr. Virk will be eligible to participate in a bonus plan based on company bonus targets, as determined by the Board of Directors, with a target bonus participation potential of 50% (and a maximum bonus participation potential of 100%) of his annual base salary. Mr. Virk will also be entitled to receive future annual equity awards at the discretion of the Board of Directors and the Compensation Committee of the Board of Directors.

If MTS determines to terminate Mr. Virk’s employment for any reason other than for “Cause” (as such term is defined in the Virk Offer Letter), MTS agrees to provide Mr. Virk ninety (90) days’ prior written notice (the “Notice Period”) before effecting such termination of his employment, provided that (i) Mr. Virk signs a release of claims, (ii) Mr. Virk continues to make himself available during normal business hours for work throughout the Notice Period as requested by MTS, (iii) during the Notice Period,

MTS and Mr. Virk agree that MTS is free to demote, remove or alter Mr. Virk’s duties, authority and responsibilities as it sees fit, and make other non-monetary changes to Mr. Virk’s employment as MTS elects without such changes being deem to have constructively terminated Mr. Virk in any way or to have breached the Virk Offer Letter, and (iv) MTS may summarily terminate Mr. Virk’s employment for Cause where applicable without triggering any severance benefits in Mr. Virk’s favor or being deemed to have breach the Virk Offer Letter. If MTS terminates Mr. Virk’s employment other than for Cause, then subject to Mr. Virk signing a release of claims, MTS will pay Mr. Virk severance payments in the form of continued salary payments at a rate of $12,115.38 per bi-weekly pay period for a period of six months following the termination date (the “Virk Severance Payment”). During the period of continued salary payments pursuant to the Virk Severance Payment, MTS will, at its option, either (A) continue to provide Mr. Virk’s health benefits on the same basis as he was receiving at the time of employment termination or (B) reimburse Mr. Virk for his out-of-pocket cost incurred to procure comparable coverage pursuant to his timely election of COBRA coverage.

The foregoing summary of the Virk Offer Letter does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Virk Offer Letter, a copy of which is filed as Exhibit (d)(8) to the Schedule TO, which is incorporated herein by reference.”

Items 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(d)(7)	Form of Non-Competition and Non-Solicitation Agreement among MACOM, Mindspeed and Preetinder Virk.

(d)(8)	Offer of Employment Letter, dated as of December 11, 2013, between M/A-COM Technology Solutions Inc. and Preetinder Virk.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2013

MICRO MERGER SUB, INC.

By:	/s/ John Croteau
Name:	John Croteau
Title:	President and Chief Executive Officer

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

By:	/s/ John Croteau
Name:	John Croteau
Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated November 19, 2013.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement as published in The New York Times on November 19, 2013.

(a)(5)(A)	Press release issued by MACOM on November 5, 2013 (incorporated by reference to Exhibit 99.1 of MACOM’s Current Report on Form 8-K filed on November 5, 2013).

(a)(5)(B)	Slide Presentation, dated November 5, 2013 (incorporated by reference to Exhibit 99.1 to MACOM’s Schedule TO-C filed on November 6, 2013).

(a)(5)(C)	Transcript of Investor Conference held by MACOM on November 5, 2013 (incorporated by reference to Exhibit 99.2 to MACOM’s Schedule TO-C filed on November 6, 2013).

(a)(5)(D)	Presentation to Mindspeed Employees, dated November 6, 2013 (incorporated by reference to Exhibit 99.1 to MACOM’s Schedule TO-C filed on November 6, 2013).

(a)(5)(E)**	Press release issued by MACOM on November 26, 2013.

(b)(1)	Amended and Restated Credit Agreement, dated as of September 26, 2013, among MACOM, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and HSBC Bank USA, National Association, RBS Citizens, N.A., Bank of America, N.A. and TD Bank, N.A., as Co-Documentation Agents (incorporated by reference to Exhibit 10.1 of MACOM’s Current Report on Form 8-K filed on September 30, 2013).

(b)(2)	Amendment No. 1 to Amended and Restated Credit Agreement, dated November 5, 2013, among MACOM, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 of MACOM’s Current Report on Form 8-K filed on November 5, 2013).

(d)(1)	Agreement and Plan of Merger, dated as of November 5, 2013, among MACOM, Purchaser and Mindspeed (incorporated by reference to Exhibit 2.1 of MACOM’s Current Report on Form 8-K filed on November 5, 2013).

(d)(2)*	Confidentiality Agreement, dated as of August 19, 2013, between MACOM and Mindspeed.

(d)(3)*	Exclusivity Agreement, dated as of October 4, 2013 and as amended on November 1, 2013, between MACOM and Mindspeed.

(d)(4)*	Non-Competition and Non-Solicitation Agreement, dated as of November 5, 2013, among MACOM, Mindspeed and Najabat Hasnain Bajwa.

(d)(5)*	Offer of Employment Letter, dated as of November 5, 2013, between M/A-COM Technology Solutions Inc. and Najabat Hasnain Bajwa.

(d)(6)	Amendment No. 2 to Section 382 Rights Agreement, dated as of November 5, 2013, between Mindspeed and Computershare Shareowners Services LLC (as successor in interest to Mellon Investor Services, LLC) (incorporated by reference to Exhibit 4.1 to Mindspeed’s Current Report on Form 8-K/A filed on November 14, 2013).

(d)(7)	Form of Non-Competition and Non-Solicitation Agreement among MACOM, Mindspeed and Preetinder Virk.

(d)(8)	Offer of Employment Letter, dated as of December 11, 2013, between M/A-COM Technology Solutions Inc. and Preetinder Virk.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Tender Offer Statement on Schedule TO filed with the SEC on November 19, 2013.
**	Previously filed with Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on November 26, 2013.